Exhibit 99.4

6 December 2004

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 6 December 2004 it purchased 250,000 of its ordinary shares at a price of 318.89 pence per ordinary share. 125,000 of these shares will be held as treasury shares and 125,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 125,000 shares and excluding treasury shares) is 524,183,982. Following the above purchase, Mitchells & Butlers plc holds 125,000 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS